SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                      ------------------------------------
                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
      (Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934)
                                (Amendment No. 2)
                                       and
                                Amendment No. 7**
                                       to
                                  SCHEDULE 13D

                   MOUNTASIA ENTERTAINMENT INTERNATIONAL, INC.
                            (Name of Subject Company)

                               MEI HOLDINGS, L.P.
                                    (Bidder)

                 9% Convertible Debentures Due November 1, 1999,
                 9.1% Convertible Debentures Due January 1, 2002
                                       and
                                  Common Stock
                         (Title of Class of Securities)

                                    624547105
                      ------------------------------------
                     (CUSIP Number of Class of Common Stock)
                          ----------------------------

                               ------------------
                             Daniel A. Decker, Esq.
                               MEI Holdings, L.P.
                4200 Texas Commerce Tower West, 2200 Ross Avenue
                               Dallas, Texas 75201
                                 (214) 229-4900

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and
            Communications on Behalf of the Persons Filing Statement)

                                   Copies to:

                            Robert A. Profusek, Esq.
                           Jones, Day, Reavis & Pogue
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 326-3939

                                November 14, 1996
     (Date Tender Offers First Published, Sent or Given to Security Holders)

                   This statement is filed in connection with
                                a tender offer.
----------
** This Schedule constitutes Amendment No. 7 to the Schedule 13D originally filed by MEI Holdings, L.P. and certain of its affiliates on June 17, 1996.

===============================                =================================
      CUSIP No. 624547105           14D-1             Page 2 of ___ Pages
               ---------
===============================                =================================


================================================================================
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     MEI Holdings, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                        (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     00
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(e) or 2(f)                                         |_|
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OR ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,727,970(1)
--------------------------------------------------------------------------------
8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
     SHARES*                                                                |_|
--------------------------------------------------------------------------------
9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

     41.8%
--------------------------------------------------------------------------------
10   TYPE OF REPORTING PERSON

     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


----------
(1) Does not give effect to (i) certain shares of Common Stock which MEI Holdings, L.P. would be entitled, upon the occurrence of certain future events outside the Reporting Persons' control, to purchase from the Company or to receive from the Company without payment of additional consideration, additional shares of Common Stock or other securities of the Company, (ii) certain additional securities which MEI Holdings, L.P. has agreed to purchase and which, if shareholder approval of such conversions is obtained, would be convertible into between 11,032,565 and 11,732,565 additional shares of Common Stock, and (iii) certain other rights with respect to MEI Holdings, L.P.'s investments in the Company and the purchase of securities of the Company. See "Background of the Offers - Certain Events Following the Recapitalization" in the Offer To Purchase attached hereto as Exhibit 99(a)(1) and "Company Announces Business Plan" in the Supplement to the Offer To Purchase dated December 31, 1996 and attached hereto as Exhibit 99(a)(9).

===============================                =================================
      CUSIP No. 624547105           14D-1             Page 3 of ___ Pages
               ---------
===============================                =================================


================================================================================
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     MEI GenPar, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                        (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(e) or 2(f)                                         |_|
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OR ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,727,970(1)
--------------------------------------------------------------------------------
8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
     SHARES*                                                                |_|
--------------------------------------------------------------------------------
9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

     41.8%
--------------------------------------------------------------------------------
10   TYPE OF REPORTING PERSON

     PN
================================================================================

                *SEE INSTRUCTIONS BEFORE FILLING OUT!


----------
(1) Does not give effect to (i) certain shares of Common Stock which MEI Holdings, L.P. would be entitled, upon the occurrence of certain future events outside the Reporting Persons' control, to purchase from the Company or to receive from the Company without payment of additional consideration, additional shares of Common Stock or other securities of the Company, (ii) certain additional securities which MEI Holdings, L.P. has agreed to purchase and which, if shareholder approval of such conversions is obtained, would be convertible into between 11,032,565 and 11,732,565 additional shares of Common Stock and (iii) certain other rights with respect to MEI Holdings, L.P.'s investments in the Company and the purchase of securities of the Company. See "Background of the Offers - Certain Events Following the Recapitalization" in the Offer To Purchase attached hereto as Exhibit 99(a)(1) and "Company Announces Business Plan" in the Supplement to the Offer To Purchase dated December 31, 1996 and attached hereto as Exhibit 99(a)(9).

===============================                =================================
      CUSIP No. 624547105           14D-1             Page 4 of ___ Pages
               ---------
===============================                =================================


================================================================================
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

`      HH GenPar Partners
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) |_|
                                                                        (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(e) or 2(f)                                        |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OR ORGANIZATION

      Texas
--------------------------------------------------------------------------------
7     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      11,727,970(1)
--------------------------------------------------------------------------------
8     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
      SHARES*                                                               |_|
--------------------------------------------------------------------------------
9     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

      41.8%
--------------------------------------------------------------------------------
10    TYPE OF REPORTING PERSON

      PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


----------
(1) Does not give effect to (i) certain shares of Common Stock which MEI Holdings, L.P. would be entitled, upon the occurrence of certain future events outside the Reporting Persons' control, to purchase from the Company or to receive from the Company without payment of additional consideration, additional shares of Common Stock or other securities of the Company, (ii) certain additional securities which MEI Holdings, L.P. has agreed to purchase and which, if shareholder approval of such conversions is obtained, would be convertible into between 11,032,565 and 11,732,565 additional shares of Common Stock and (iii) certain other rights with respect to MEI Holdings, L.P.'s investments in the Company and the purchase of securities of the Company. See "Background of the Offers - Certain Events Following the Recapitalization" in the Offer To Purchase attached hereto as Exhibit 99(a)(1) and "Company Announces Business Plan" in the Supplement to the Offer To Purchase dated December 31, 1996 and attached hereto as Exhibit 99(a)(9).

===============================                =================================
      CUSIP No. 624547105           14D-1             Page 5 of ___ Pages
               ---------
===============================                =================================



================================================================================
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Hampstead Associates, Inc.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                        (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(e) or 2(f)                                         |_|
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OR ORGANIZATION

     Texas
--------------------------------------------------------------------------------
7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,727,970(1)
--------------------------------------------------------------------------------
8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
     SHARES*                                                                |_|
--------------------------------------------------------------------------------
9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

     41.8%
--------------------------------------------------------------------------------
10   TYPE OF REPORTING PERSON

     CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------
(1) Does not give effect to (i) certain shares of Common Stock which MEI Holdings, L.P. would be entitled, upon the occurrence of certain future events outside the Reporting Persons' control, to purchase from the Company or to receive from the Company without payment of additional consideration, additional shares of Common Stock or other securities of the Company, (ii) certain additional securities which MEI Holdings, L.P. has agreed to purchase and which, if shareholder approval of such conversions is obtained, would be convertible into between 11,032,565 and 11,732,565 additional shares of Common Stock and (iii) certain other rights with respect to MEI Holdings, L.P.'s investments in the Company and the purchase of securities of the Company. See "Background of the Offers - Certain Events Following the Recapitalization" in the Offer To Purchase attached hereto as Exhibit 99(a)(1) and "Company Announces Business Plan" in the Supplement to the Offer To Purchase dated December 31, 1996 and attached hereto as Exhibit 99(a)(9).

===============================                =================================
      CUSIP No. 624547105           14D-1             Page 6 of ___ Pages
               ---------
===============================                =================================


================================================================================
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     RAW GenPar, Inc.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                        (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(e) or 2(f)                                         |_|
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OR ORGANIZATION

     Texas
--------------------------------------------------------------------------------
7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,727,970(1)
--------------------------------------------------------------------------------
8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
     SHARES*                                                                |_|
--------------------------------------------------------------------------------
9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

     41.8%
--------------------------------------------------------------------------------
10   TYPE OF REPORTING PERSON

     CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------
(1) Does not give effect to (i) certain shares of Common Stock which MEI Holdings, L.P. would be entitled, upon the occurrence of certain future events outside the Reporting Persons' control, to purchase from the Company or to receive from the Company without payment of additional consideration, additional shares of Common Stock or other securities of the Company, (ii) certain additional securities which MEI Holdings, L.P. has agreed to purchase and which, if shareholder approval of such conversions is obtained, would be convertible into between 11,032,565 and 11,732,565 additional shares of Common Stock and (iii) certain other rights with respect to MEI Holdings, L.P.'s investments in the Company and the purchase of securities of the Company. See "Background of the Offers - Certain Events Following the Recapitalization" in the Offer To Purchase attached hereto as Exhibit 99(a)(1) and "Company Announces Business Plan" in the Supplement to the Offer To Purchase dated December 31, 1996 and attached hereto as Exhibit 99(a)(9).

===============================                =================================
      CUSIP No. 624547105           14D-1             Page 7 of ___ Pages
               ---------
===============================                =================================


================================================================================
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     InMed, Inc. d/b/a Incap, Inc.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                        (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(e) or 2(f)                                         |_|
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OR ORGANIZATION

     Texas
--------------------------------------------------------------------------------
7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,727,970(1)
--------------------------------------------------------------------------------
8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
     SHARES*                                                                |_|
--------------------------------------------------------------------------------
9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

     41.8%
--------------------------------------------------------------------------------
10   TYPE OF REPORTING PERSON

     CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


----------
(1) Does not give effect to (i) certain shares of Common Stock which MEI Holdings, L.P. would be entitled, upon the occurrence of certain future events outside the Reporting Persons' control, to purchase from the Company or to receive from the Company without payment of additional consideration, additional shares of Common Stock or other securities of the Company, (ii) certain additional securities which MEI Holdings, L.P. has agreed to purchase and which, if shareholder approval of such conversions is obtained, would be convertible into between 11,032,565 and 11,732,565 additional shares of Common Stock and (iii) certain other rights with respect to MEI Holdings, L.P.'s investments in the Company and the purchase of securities of the Company. See "Background of the Offers - Certain Events Following the Recapitalization" in the Offer To Purchase attached hereto as Exhibit 99(a)(1) and "Company Announces Business Plan" in the Supplement to the Offer To Purchase dated December 31, 1996 and attached hereto as Exhibit 99(a)(9).

===============================                =================================
      CUSIP No. 624547105           14D-1             Page 8 of ___ Pages
               ---------
===============================                =================================


================================================================================
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Donald J. McNamara
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                        (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(e) or 2(f)                                         |_|
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OR ORGANIZATION

     United States
--------------------------------------------------------------------------------
7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,727,970(1)
--------------------------------------------------------------------------------
8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
     SHARES*                                                                |_|
--------------------------------------------------------------------------------
9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

     41.8%
--------------------------------------------------------------------------------
10   TYPE OF REPORTING PERSON

     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


----------
(1) Does not give effect to (i) certain shares of Common Stock which MEI Holdings, L.P. would be entitled, upon the occurrence of certain future events outside the Reporting Persons' control, to purchase from the Company or to receive from the Company without payment of additional consideration, additional shares of Common Stock or other securities of the Company, (ii) certain additional securities which MEI Holdings, L.P. has agreed to purchase and which, if shareholder approval of such conversions is obtained, would be convertible into between 11,032,565 and 11,732,565 additional shares of Common Stock and (iii) certain other rights with respect to MEI Holdings, L.P.'s investments in the Company and the purchase of securities of the Company. See "Background of the Offers - Certain Events Following the Recapitalization" in the Offer To Purchase attached hereto as Exhibit 99(a)(1) and "Company Announces Business Plan" in the Supplement to the Offer To Purchase dated December 31, 1996 and attached hereto as Exhibit 99(a)(9).

===============================                =================================
      CUSIP No. 624547105           14D-1             Page 9 of ___ Pages
               ---------
===============================                =================================


================================================================================
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Robert A. Whitman
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                        (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(e) or 2(f)                                         |_|
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OR ORGANIZATION

     United States
--------------------------------------------------------------------------------
7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,727,970(1)
--------------------------------------------------------------------------------
8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
     SHARES*                                                                |_|
--------------------------------------------------------------------------------
9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

     41.8%
--------------------------------------------------------------------------------
10   TYPE OF REPORTING PERSON

     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------
(1) Does not give effect to (i) certain shares of Common Stock which MEI Holdings, L.P. would be entitled, upon the occurrence of certain future events outside the Reporting Persons' control, to purchase from the Company or to receive from the Company without payment of additional consideration, additional shares of Common Stock or other securities of the Company, (ii) certain additional securities which MEI Holdings, L.P. has agreed to purchase and which, if shareholder approval of such conversions is obtained, would be convertible into between 11,032,565 and 11,732,565 additional shares of Common Stock and (iii) certain other rights with respect to MEI Holdings, L.P.'s investments in the Company and the purchase of securities of the Company. See "Background of the Offers - Certain Events Following the Recapitalization" in the Offer To Purchase attached hereto as Exhibit 99(a)(1) and "Company Announces Business Plan" in the Supplement to the Offer To Purchase dated December 31, 1996 and attached hereto as Exhibit 99(a)(9).

===============================                =================================
      CUSIP No. 624547105           14D-1             Page 10 of ___ Pages
               ---------
===============================                =================================


================================================================================
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Daniel A. Decker
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                        (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(e) or 2(f)                                         |_|
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OR ORGANIZATION

     United States
--------------------------------------------------------------------------------
7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,727,970(1)
--------------------------------------------------------------------------------
8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
     SHARES*                                                                |_|
--------------------------------------------------------------------------------
9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

     41.8%
--------------------------------------------------------------------------------
10   TYPE OF REPORTING PERSON

     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


----------
(1) Does not give effect to (i) certain shares of Common Stock which MEI Holdings, L.P. would be entitled, upon the occurrence of certain future events outside the Reporting Persons' control, to purchase from the Company or to receive from the Company without payment of additional consideration, additional shares of Common Stock or other securities of the Company, (ii) certain additional securities which MEI Holdings, L.P. has agreed to purchase and which, if shareholder approval of such conversions is obtained, would be convertible into between 11,032,565 and 11,732,565 additional shares of Common Stock and (iii) certain other rights with respect to MEI Holdings, L.P.'s investments in the Company and the purchase of securities of the Company. See "Background of the Offers - Certain Events Following the Recapitalization" in the Offer To Purchase attached hereto as Exhibit 99(a)(1) and "Company Announces Business Plan" in the Supplement to the Offer To Purchase dated December 31, 1996 and attached hereto as Exhibit 99(a)(9).

     This Amendment No. 2 amends the Schedule 14D-1 Transaction Statement and
Schedule 13D, as previously amended (the "Statement") relating to a tender offer by MEI Holdings, L.P., a Delaware limited partnership (the "Purchaser"), to purchase (i) any and all of the outstanding shares of Common Stock (the "Shares") of Mountasia Entertainment International, Inc., a Georgia corporation (the "Company"), not now beneficially owned by the Purchaser at $3.50 per Share, net to the seller in cash, (ii) any and all of the outstanding 9% Subordinated Convertible Debentures Due November 1, 1999 of the Company at par plus accrued and unpaid interest to the date of acceptance for payment, net to the seller in cash, and (iii) all outstanding 9.1% Subordinated Convertible Debentures Due January 1, 2002 of the Company at par plus accrued and unpaid interest to date of acceptance for payment, net to the seller in cash, on the terms and subject to the conditions set forth in the Purchaser's Offer To Purchase, dated November 14, 1996 (the "Offer To Purchase"), and the related Letters of Transmittal (which together constitute the "Offers"), and is intended to satisfy the reporting requirements of Section 14(d) of the Securities Exchange Act of 1934, as amended. Filed herewith as Exhibit (a)(9) is a copy of a Supplement to the Offer To Purchase.

Item 5.  Purposes of the Tender Offers and Plans or Proposals of the Bidder.

     Item 5 of the Schedule 14D-1 is hereby supplemented and amended by adding the following:

     (a)-(g) The information set forth in "Introduction," "Company Announces Business Plan" and " Additional Information Concerning Certain Determinations by the Purchaser" in the Supplement to the Offer To Purchase.

Item 11.   Material to be Filed as Exhibits.

     99.(a)(9) Supplement to Offer To Purchase, dated December 31, 1996

                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement may be filed collectively on behalf of it and each of MEI GenPar, L.P., HH GenPar Partners, Hampstead Associates, Inc., RAW GenPar, Inc., InMed, Inc., Donald J. McNamara, Robert A. Whitman and Daniel A. Decker.

Dated:  December 31, 1996


                         MEI HOLDINGS, L.P.


                           By:  MEI GenPar, L.P.
                                Its General Partner

                             By: HH GenPar Partners
                                 Its General Partner

                                By:  Hampstead Associates, Inc.
                                     Its Managing General Partner

                                  By:  /s/ Daniel A. Decker
                                       -----------------------------------------
                                       Daniel A. Decker
                                       Executive Vice President


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement may be filed collectively on behalf of it and each of MEI Holdings, L.P., HH GenPar Partners, Hampstead Associates, Inc., RAW GenPar, Inc., InMed, Inc., Donald J. McNamara, Robert A. Whitman and Daniel A. Decker.

Dated:  December 31, 1996


                         MEI GENPAR, L.P.


                           By:  HH GenPar Partners
                                Its General Partner

                             By: Hampstead Associates, Inc.
                                 Its Managing General Partner

                                By: /s/ Daniel A. Decker
                                    --------------------------------------------
                                    Daniel A. Decker
                                    Executive Vice President

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement may be filed collectively on behalf of it and each of MEI Holdings, L.P., MEI GenPar, L.P., Hampstead Associates, Inc., RAW GenPar, Inc., InMed, Inc., Donald J. McNamara, Robert A. Whitman and Daniel A. Decker.

Dated:  December 31, 1996


                         HH GENPAR PARTNERS


                         By: Hampstead Associates, Inc.
                             Its Managing General Partner

                           By: /s/ Daniel A. Decker
                               -------------------------------------------------
                               Daniel A. Decker
                               Executive Vice President


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement may be filed collectively on behalf of it and each of MEI Holdings, L.P., MEI GenPar, L.P., HH GenPar Partners, RAW GenPar, Inc., InMed, Inc., Donald J. McNamara, Robert A. Whitman and Daniel A. Decker.

Dated:  December 31, 1996


                         HAMPSTEAD ASSOCIATES, INC.


                         By:  /s/ Daniel A. Decker
                              --------------------------------------------------
                              Daniel A. Decker
                              Executive Vice President


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement may be filed collectively on behalf of it and each of MEI Holdings, L.P., MEI GenPar, L.P., HH GenPar Partners, Hampstead Associates, Inc., InMed, Inc., Donald J. McNamara, Robert A. Whitman and Daniel A. Decker.

Dated:  December 31, 1996


                         RAW GENPAR, INC.


                         By:  /s/ Robert A. Whitman
                              --------------------------------------------------
                              Daniel A. Decker
                              President

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement may be filed collectively on behalf of it and each of MEI Holdings, L.P., MEI GenPar, L.P., HH GenPar Partners, Hampstead Associates, Inc., RAW GenPar, Inc., Donald
J. McNamara, Robert A. Whitman and Daniel A. Decker.

Dated:  December 31, 1996


                         INMED, INC.


                         By:  /s/ Daniel A. Decker
                              --------------------------------------------------
                              Daniel A. Decker
                              President


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement may be filed collectively on behalf of it and each of MEI Holdings, L.P., MEI GenPar, L.P., HH GenPar Partners, Hampstead Associates, Inc., RAW GenPar, Inc., InMed, Inc., Robert A. Whitman and Daniel A. Decker.

Dated:  December 31, 1996


                          By:  /s/ Donald J. McNamara
                               -------------------------------------------------
                               Donald J. McNamara


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement may be filed collectively on behalf of it and each of MEI Holdings, L.P., MEI GenPar, L.P., HH GenPar Partners, Hampstead Associates, Inc., RAW GenPar, Inc., InMed, Inc., Donald J. McNamara and Daniel A. Decker.

Dated:  December 31, 1996


                         By:  /s/ Robert A. Whitman
                              --------------------------------------------------
                              Robert A. Whitman


                                    After reasonable inquiry and to the best of
its knowledge and belief, the undersigned certifies that the information set forth in this statement may be filed collectively on behalf of it and each of MEI Holdings, L.P., MEI GenPar, L.P., HH GenPar Partners, Hampstead Associates, Inc., RAW GenPar, Inc., InMed, Inc., Donald J. McNamara and Robert A. Whitman.

Dated:  December 31, 1996


                         By:  /s/ Daniel A. Decker
                              --------------------------------------------------
                              Daniel A. Decker

                                INDEX TO EXHIBITS

Exhibits

99.(a)(9)  Supplement to Offer To Purchase dated December 31,
           1996..........................................................